The Real Brokerage Announces New Brand Positioning; Game-
Changing Marketing Tools For Its Agents

The Real Brokerage debuts new real estate experience company brand

TORONTO & NEW YORK - October 24, 2023 - The Real Brokerage Inc. (NASDAQ: REAX), the fastest-growing, publicly traded real estate brokerage, used its second annual signature conference, RISE 2023 being held Oct. 22-24 in San Diego, to unveil new brand positioning. Real's enhanced brand reflects the company's unique market position as the real estate experience company focused on creating a better consumer experience with agents at the center.

The bold new positioning communicates Real's vision to simplify life's most complex transaction by creating a simple solution that combines every touchpoint in the home buying and selling process into a single, seamless experience. This refreshed messaging follows the company's expansion into Nebraska, its 50th state, on Monday, which will be celebrated this morning with a digital billboard in Times Square to mark the achievement.

"Real's vision is a world in which home buying and selling is a simple and enjoyable experience for everyone. Our new positioning represents this vision as well as our culture of community, and it comes at a time when Real has distinguished itself as the fastest-growing publicly traded brokerage firm for two years running and the only one to continue to grow profitability and truly innovate during a challenging and contracting real estate market," said Real President Sharran Srivatsaa.

In conjunction with the brand update, Real introduced several new marketing tools, including an end-to-end Agent Listing Toolkit and a Digital Asset Management System that allows agents to easily access the company's extensive marketing resources as part of their affiliation with Real. In addition, Real rolled out an updated Design Center and announced an agreement with Luxury Presence as a preferred vendor to support agents in developing AI-enhanced websites optimized for lead generation.

"Real as an organization is known by the agent community for being innovative, inclusive and bold, and that's exactly what we wanted our brand to represent. We are committed to communicating who we are through our graphic identity and providing our agents with the support and resources they need to differentiate themselves to increase their impact within their local markets," said Dre Madden, Real's Chief Marketing Officer.

The Agent Listing Toolkit was specifically designed to help agents win more listings and support their listing marketing in today's competitive environment. The toolkit includes a comprehensive suite of consumer listing presentation tools, digital and video marketing assets and step-by-step coaching and training programs for agents. The toolkit will be easily accessible via Real's award winning agent platform.

The Digital Asset Management System was designed to be a repository for all of Real's creative materials and content. Organized by custom portals to provide a useful interface for agents to easily access these materials, the system will empower agents to discover and distribute marketing collateral, while ensuring brand consistency and accuracy over the long term.

The Creative Studio is a new portal that houses a redesigned library of resources to meet agents' production marketing needs. One element of the Creative Studio is Real's Design Center, which seamlessly integrates with Real's MLS data feed, ensuring that all information is accurate and up-to-date and eliminating the need to enter data manually. The other element is made up of a new suite of fully customizable resources designed with top-producing agents in mind.

Real's newly formed preferred vendor relationship with all-in-one website development platform Luxury Presence provides agents with discounted pricing on professional web design for their agent and individual property website, as well as cutting-edge lead capture tools and 24/7 customer care. Agents will now be able to easily build impactful websites pre-populated with Real's elevated brand identity.

As a company that is reinventing and challenging the traditional real estate process, Real has elevated the look and feel of its graphic identity by modifying the Real logo with the addition of a square graphic element and introducing new colors and a visual identity system that elevates the company's earlier tech-inspired designs. The company's new look and messaging were updated to appeal to both agents and consumers as Real focuses on expanding its consumer-facing offerings.

The new graphic identity is available to agents immediately and will be visible on the company's updated website in the coming weeks.

About Real

Real (NASDAQ: REAX) is a real estate experience company working to make life's most complex transaction simple. The fast-growing company combines essential real estate, mortgage and closing services with powerful technology to deliver a single seamless end-to-end consumer experience, guided by trusted agents. With a presence throughout the U.S. and Canada, Real supports more than 12,000 agents who use its digital brokerage platform and tight-knit professional community to power their own forward-thinking businesses.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as of the date hereof.

Forward-looking information in this press release includes, without limiting the foregoing, expectations regarding Real's launch of new marketing tools for its agents.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Important factors that could cause such differences include, but are not limited to, slowdowns in real estate markets, economic and industry downturns, Real's ability to attract new agents and retain current agents and Real's inability to successfully launch its new marketing tools for agents. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Investor inquiries, please contact:

Ravi Jani

Vice President, Investor Relations and Financial Planning & Analysis

investors@therealbrokerage.com

908.280.2515

For media inquiries, please contact:

Elisabeth Warrick

Senior Director, Marketing, Communications & Brand

elisabeth@therealbrokerage.com

201.564.4221